Exhibit 21.1

Subsidiaries of Hydrofarm Holdings Group, Inc.

Name	Place of Incorporation/Formation
Hydrofarm Investment Corp.	Delaware
Hydrofarm Holdings LLC	Delaware
Hydrofarm, LLC	California
EHH Holdings, LLC	Delaware
Shenzhen Representative Office of Hydrofarm Inc. (USA)	China
Sunblaster LLC	Delaware
Hydrofarm Canada, LLC	Delaware
Eltac XXI S.L.	Spain
Sunblaster Holdings ULC	Canada
Eddi’s Wholesale Garden Supplies Ltd.	Canada